SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                                 (Rule 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

              Rule 13e-3 Transaction Statement Under Section 13(e)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 8)

                         U.S. TIMBERLANDS COMPANY, L.P.
                              (Name of the Issuer)

                  U.S. Timberlands Acquisition Co., LLC - Buyer
             U.S. Timberlands Holdings Group, LLC - Parent of Buyer
              John M. Rudey - Controlling Member of Parent of Buyer
                   George R. Hornig - Member of Investor Group
                       (Name of Persons Filing Statement)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

                                  John M. Rudey
                      Chief Executive Officer and President
                      U.S. Timberlands Holdings Group, LLC
                         625 Madison Avenue, Suite 10-B
                            New York, New York 10022
                            Telephone: (212) 755-1100
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy to:

                              Martin Nussbaum, Esq.
                            Scott M. Zimmerman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 973-0111

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     This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c.    |_| A tender offer.

d.    |_| None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

      Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                           CALCULATION OF FILING FEE

            Transaction valuation*             Amount of filing fee
                 $25,425,954                        $2,339.19

*Estimated for purposes of calculating the amount of the filing fee only. 6,911,122 Common Units were purchased in the Offer. The amount assumes the purchase of 8,475,318 Common Units, at a price of $3.00 per Common Unit, in cash. Such number of Common Units represents all of the Common Units outstanding as of November 15, 2002, less the Common Units already beneficially owned by the Buyer and its affiliates, as of such date.

|X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $2,237.19 on November 15, 2002, $102.00 on
                              January 6, 2003

      Form or Registration No.: Schedule TO-T, Schedule TO-T/A

      Filing Party: U.S. Timberlands Acquisition Co., LLC

      Date Filed: November 15, 2002, January 6, 2003

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      This Amendment No. 8 amends and supplements the Rule 13e-3 Transaction
Statement filed under cover of a Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on November 15, 2002, as amended (which together with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on January 6, 2003, Amendment No. 2 to the Schedule 13E-3 filed with the SEC on January 17, 2003, Amendment No. 3 to the Schedule 13E-3 filed with the SEC on January 24, 2003, Amendment No. 4 to the Schedule 13E-3 filed with the SEC on January 31, 2003, Amendment No. 5 to the Schedule 13E-3 filed with the SEC on February 7, 2003, Amendment No. 6 to the Schedule 13E-3 filed with the SEC on February 26, 2003 and Amendment No. 7 to the Schedule 13E-3 filed with the SEC on March 7, 2003 (as amended and supplemented, the "Schedule 13E-3") by U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer") (a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings") of which John M. Rudey is the controlling member), Holdings, Mr. Rudey and George R. Hornig. Mr. Rudey is also the Chairman of the Board, Chief Executive Officer and President of U.S. Timberlands Services Company, L.L.C. (the "General Partner"), the general partner of U.S. Timberlands Company, L.P. (the "Company"), and Mr. Hornig is a director of the General Partner. The Schedule 13E-3 Transaction Statement relates to the two step acquisition of the Company by the Buyer and Holdings. The first step, the offer by the Buyer to purchase all of the outstanding common units of the Company (the "Common Units") not owned by Holdings, the Buyer, the General Partner or their affiliates at a purchase price of $3.00 per Common Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 (the "Offer to Purchase"), as amended and supplemented by the Amendment and Supplement to Offer to Purchase dated February 7, 2003 (the "Offer Supplement"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer") expired on March 6, 2003, with the Buyer purchasing the 6,911,122 Common Units tendered. When combined with the 1,542,270 Common Units already owned by the Buyer, Holdings and their affiliates , the Buyer, Holdings and their affiliates now own approximately 87% of the outstanding Common Units. The second and final step will be the merger of the Buyer with and into the Company, accompanied by the cancellation of all outstanding Common Units not held by the Buyer, Holdings and their affiliates. The holders of such Common Units will receive $3.00 per Common Unit. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the exhibit identified in Item 16.

      The information set forth in the Schedule 13E-3, including all schedules and annexes thereto, is expressly incorporated herein by reference in response to all items of this Amendment No. 8 to Schedule 13E-3.

      You should read this Amendment No. 8 to Schedule 13E-3 together with the
Schedule 13E-3 filed with the SEC on November 15, 2002, with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on January 6, 2003, Amendment No. 2 to the
Schedule 13E-3 filed with the SEC on January 17, 2003, Amendment No. 3 to the
Schedule 13E-3 filed with the SEC on January 24, 2003, Amendment No. 4 to the

Schedule 13E-3 filed with the SEC on January 31, 2003, Amendment No. 5 to the
Schedule 13E-3 filed with the SEC on February 7, 2003, Amendment No. 6 to the
Schedule 13E-3 filed with the SEC on February 26, 2003 and Amendment No. 7 to the Schedule 13E-3 filed with the SEC on March 7, 2003.

      The information set forth in the exhibit identified in Item 16 is incorporated herein by reference with respect to all items of Schedule 13E-3.

ITEM 16

Exhibit No.             Description
-----------             -----------
99(a)(17)               Proxy Statement of the Company (incorporated by
                        reference to the Preliminary Schedule 14A filed by the Company with the Securities and Exchange Commission on April 18, 2003)

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2003

                                       U.S. TIMBERLANDS ACQUISITION CO., LLC

                                       By:    /s/ John M. Rudey
                                          --------------------------------------
                                       Name:  John M. Rudey
                                       Title: President

                                       U.S. TIMBERLANDS HOLDINGS GROUP, LLC

                                       By:    /s/ John M. Rudey
                                          --------------------------------------
                                       Name:  John M. Rudey
                                       Title: President

                                              /s/ John M. Rudey
                                       -----------------------------------------
                                       JOHN M. RUDEY

                                              /s/ George R. Hornig
                                       -----------------------------------------
                                       GEORGE R. HORNIG

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                                  EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------
99(a)(17)               Proxy Statement of the Company (incorporated by
                        reference to the Preliminary Schedule 14A filed by the Company with the Securities and Exchange Commission on April 18, 2003)